Alcon, Inc. 2003 4th Quarter Conference Call


Worldwide Leader
in Ophthalmic Research and Manufacturing
FALCON
Timolol Maleate Ophthalmic Gel Forming Solution
0.25%
TRAVATAN
(travoprost ophthalmic solution) 0.004%
Alcon
2.5mL Sterile
CIPRO HC OTIC
Alcon
Ciloxan
Alcon
Patanol
(Olopatadine Hydrochloride Ophthalmic Solution) 0.1%
5 mL Sterile
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Alcon®

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on February 12, 2004, and Alcon does not undertake any obligation to update any of the forward looking statements or forward looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 31, 2003, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com


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Management Presentation by

Tim Sear

Chairman, President & CEO

Jacqualyn Fouse

Senior Vice President of Finance & CFO


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Alcon

Financial Results

(For the quarters and years ended December 31, 2003 and 2002)

Fourth Quarter Financial Highlights

	Q4 03	Q4 02	Growth
Global Sales	$ 851.7	$ 749.2	13.7%
Net Earnings	$ 133.9	$ 85.0	57.5%
Adjusted Net Earnings	$ 133.9	$ 102.9	30.1%
Earnings Per Share*	$ 0.43	$ 0.26	65.4%

*Diluted as reported

(dollars in millions, except per share amounts)



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Full Year Financial Highlights

	FY 03	FY 02	Growth
Global Sales	$3,406.9	$3,009.1	13.2%
Net Earnings	$ 595.4	$ 466.9	27.5%
Adjusted Net Earnings	$ 595.4	$ 492.5	20.9%
Earnings Per Share*	$ 1.92	$ 1.53	25.5%

*Diluted as reported

(dollars in millions, except per share amounts)


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Reported vs. Adjusted Net Earnings

	Q4 03	Q4 02	FY 03	FY 02
Reported Net Earnings	**$ 133.9**	**$ 85.0**	**$ 595.4**	**$ 466.9**
SKBM Recall	--	25.9	--	25.9
Deferred Comp Conversion	--	--	--	22.6
IPO Net Interest Income	--	--	--	(9.5)
Tax Impact of Above Items	--	(8.0)	--	(13.4)
Adjusted Net Earnings*	**$ 133.9**	**$ 102.9**	**$ 595.4**	**$ 492.5**

*Adjusted earnings help investors better compare results of operations from 2003 and 2002.

(dollars in millions)


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Fourth Quarter Income Statement Detail

	Q4 03	% of Sales	Q4 02	% of Sales
Gross Profit	$ 594.5	69.8%	$ 515.9	68.9%
SG & A	$ 291.8	34.3%	$ 276.9	37.0%
Research & Development	$ 95.0	11.2%	$ 96.1	12.8%
Effective Tax Rate	31.3%		23.7%	

(dollars in millions)


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Full Year Income Statement Detail

	FY 03	% of Sales	FY 02	% of Sales
Gross Profit	$2,401.0	70.5%	$2,116.4	70.3%
SG & A	$1,112.5	32.7%	$1,014.7	33.7%
Research & Development	$ 349.9	10.3%	$ 323.5	10.8%
Effective Tax Rate	30.6%		31.1%	

(dollars in millions)


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Balance Sheet Highlights

	12/31/03	12/31/02
Short and Long Term Borrowings	$ 1,410.3	$ 1,876.7
Cash and Cash Equivalents	$ 1,086.0	$ 967.9
Consolidated S/H Equity	$ 1,591.5	$ 974.3
A/R Change	13.8%	
Inventory Change	8.3%	

(dollars in millions)

Geographic and Product Line Sales

Geographic Sales Breakdown

YTD 2003


26.5%
7.8%
52.4%
13.3%
United States
Europe
Japan
Rest of World

YTD 2002


23.5%
9.0%
54.3%
13.2%
United States
Europe
Japan
Rest of World


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Product Line Sales - Global

Full Year 2003


38.5%
46.5%
15.0%
Surgical
Pharmaceuticals
Consumer

Full Year 2002


36.2%
47.8%
16.0%
Surgical
Pharmaceuticals
Consumer


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Pharmaceutical Sales


1400
1200
1000
800
600
400
200
0
+ 20.1%
+ 21.3%
$248.6
$301.6
$1,090.4
$1,309.9
Q4 2002
Q4 2003
FY 2002
FY 2003

(dollars in millions)


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Vigamox ™ Conversion Trend

Ophthalmologist Only


% of
Fluoroquinolone
Franchise
100%
80%
60%
40%
20%
0%
50%
62%
68%
72%
75%
76%
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Vigamox
Ciloxan


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Vigamox ™ Conversion Trend



% of Fluoroquinolone Franchise
All Prescribers
100%
80%
60%
40%
20%
0%
27%
37%
43%
47%
49%
49%
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Vigamox
Ciloxan



Alcon
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Branded Anti-infective Market Shares


Vigamox™ Share
All Prescribers
Franchise Share
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
23.0
21.0
19.0
17.0
15.0
19.6
21.7
0.3
10.6
Vigamox
Franchise
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03


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Otic Franchise Share



Market
Share %
ENT's Only
45.0
35.0
25.0
15.0
41.2
25.1
22.6
25.4
Jan
Feb
Mar
April
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2002
2003

US Market Share for CiproDex Otic and Cipro HC combined (Cipro is a registered trademark of Bayer AG)

Alcon®

Otic Franchise Share

Market Share %

All Prescribers


25.0
20.0
15.0
10.0
24.5
24.0
22.6
17.8
17.9
15.3
Jan
Feb
Mar
April
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2002
2003

US Market Share for CiproDex Otic and Cipro HC combined (Cipro is a registered trademark of Bayer AG)


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Surgical Sales



1800
1600
1400
1200
1000
800
600
400
200
0
$385.2
+ 10.7 %
$426.5
$1,438.5
+ 10.2 %
$1,585.9
Q4 2002
Q4 2003
FY 2002
FY 2003

(dollars in millions)



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AcrySof® Market Share Trend



Market
Share %
60.0
50.0
40.0
30.0
40.0
42.3
45.7
48.3
2000
2001
2002
2003 Q3 YTD

US Market Share



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AcrySof® Natural Conversion Trend


% of AcrySof® Franchise
U.S. - Units
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
5%
12%
17%
20%
Sep-03
Oct-03
Nov-03
Dec-03
Natural
Conventional

Consumer Eye Care Sales


600
500
400
300
200
100
0
+ 6.4 %
+ 7.1 %
$115.4
$123.6
$480.2
$511.1
Q4 2002
Q4 2003
FY 2002
FY 2003

(dollars in millions)


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Artificial Tears Franchise Market Share



Systane™
Share
Franchise
Share
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
20.0
18.0
16.0
14.0
12.0
10.0
20.7
17.8
4.5
1.2
Systane
Tears Franchise
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03

2004 Outlook

2004 Full Year Financial Guidance

- **Sales range from $3.7 to $3.8 billion**
  - **Low end of this range excludes currency**

- **EPS range from $2.15 to $2.18**


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Long-Term Financial Trends

- **Sales growth between 8%-10% per year**
  - Pharmaceutical 13% - 15%
  - Surgical 6% - 8%
  - Consumer 3% - 5%
- **Gross margin stable through 2005, improving moderately thereafter**
- **SG&A as a percent of sales declines 50 basis points per year on average**
- **R&D equals 10%-11% of sales**
- **Tax rate improves 50-75 basis points per year**


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Revenue History


$1,100
$900
$700
$500
$300
$925.4
$807.1
$822.7
$851.7
$809.5
$706.5
$743.9
$749.2
Q1
Q2
Q3
Q4
2002
2003

(dollars in millions)


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Earnings Per Share History


$0.70
$0.50
$0.30
$0.10
$0.57
$0.42
$0.49
$0.43
$0.50
$0.36*
$0.40
$0.33
Q1
Q2
Q3
Q4
2002 Adjusted
2003

*Also adjusted for artificially reduced share count from conversion of preferred shares


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Alcon, Inc.


Worldwide Leader
in Ophthalmic Research and Manufacturing
ACCURUS
Alcon


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